

November 20, 2023

Li Siu Lun Allan
Chief Executive Officer
Fenbo Holdings Ltd
Unit J, 19/F, World Tech Centre
95 How Ming Street
Kwun Tong, Hong Kong

  Re: Fenbo Holdings Ltd
   Amendment No. 5 to Registration Statement on Form F-1
   Filed November 20, 2023
   File No. 333-274448

Dear Li Siu Lun Allan:

  We have reviewed your amended registration statement and have the following comment(s).

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-1 filed November 20, 2023

Exhibits

1. We note your disclosure on page I that "in the opinion of our PRC legal counsel, Sundial Law Firm, the filing requirements under the Trial Measurements do not apply to the Company." Please revise exhibit 99.2 to have counsel clearly state their opinion that the filing requirements under the Trial Measurements do not apply to the company.

  Please contact Heather Clark at 202-551-3624 or Hugh West at 202-551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Alex King at 202-551-8631 or Evan Ewing at 202-551-5920 with any other questions.

        Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Celia Velletri